Kenyatta Computer Services LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BASIC BUSINESS CHECKING (7176)	18,765.47
Savings	0.00
Total Bank Accounts	**$18,765.47**
Accounts Receivable	
Accounts Receivable (A/R)	10,932.67
Total Accounts Receivable	**$10,932.67**
Other Current Assets	
Petrofunders Investment	30,000.28
Uncategorized Asset	1,000.00
Undeposited Funds	-11,403.91
Total Other Current Assets	**$19,596.37**
Total Current Assets	**$49,294.51**
TOTAL ASSETS	**$49,294.51**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening Balance Equity	1,544.73
Owner's Investment	20,000.00
Owner's Pay & Personal Expenses	-4,039.23
Retained Earnings	-5,031.20
Net Income	36,820.21
Total Equity	**$49,294.51**
TOTAL LIABILITIES AND EQUITY	**$49,294.51**